Mail Stop 3561

May 27, 2008

Jeffrey Ciachurski
Chief Executive Officer
Western Wind Energy Corp.
632 Foster Avenue
Coquitlam, British Columbia CANADA V3J 2L7

> **RE: Western Wind Energy Corp.**
> **Form 20-F for the Year Ended January 31, 2007 filed November 26, 2007**
> **File No. 0-50488**

Dear Mr. Ciachurski:

We have completed our review of your Form 20-F and have no further comments at this time.

Sincerely,

Jim Allegretto
Senior Assistant Chief Accountant